

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2018

Richard Lark
Chief Financial Officer
Gol Intelligent Airlines Inc.
Praça Comandante Linneu Gomes, S/N, Portaria 3
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

> **Re: Gol Intelligent Airlines Inc.**
> **Registration Statement on Form F-3**
> **Response Dated June 7, 2018**
> **File No. 333-224546**

Dear Mr. Lark:

We have reviewed your June 7, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2018 letter.

Supplemental Response Filed on June 7, 2018

General

1.   We note your response to our prior comment 1 and the proposed revised disclosure regarding the mandatory arbitration provision you plan to include in the prospectus supplement. Please confirm that you will also add a discussion of the impact of the arbitration provisions on U.S. holders of your shares or ADSs under the federal securities laws.

Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Tobias Stirnberg, Esq.